ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the "Company")
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Item 2.

Date of Material Change

January 31, 2006, in respect of the filing of the final short form prospectus and the exercise of the Underwriters’ over-allotment option in connection with the prospectus offering.

February 7, 2006, in respect of the closing of the prospectus offering.

Item 3.

News Release

The News Release, in respect of the filing of the final short form prospectus and the exercise of the Underwriters’ over-allotment option, was issued at Vancouver, B.C. on January 31, 2006 and disseminated via CCN Mathews.

The News Release, in respect of the closing of the prospectus offering, was issued at Vancouver, B.C. on February 7, 2006 and disseminated via CCN Mathews.

Item 4.

Summary of Material Change

Eldorado announced on January 31, 2006 that it had received a receipt for its final short form prospectus relating to the sale of 30,000,000 common shares at a price of CDN$5.40 per common share, for gross proceeds of CDN$162,000,000, pursuant to an agreement with a syndicate of underwriters led by Orion Securities Inc. and including National Bank Financial Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Sprott Securities Inc., Salman Partners Inc. and Raymond James Ltd. (the “Underwriters”).  The Company also announced that the Underwriters had exercised the Underwriters’ over-allotment option of 4,500,000 common shares for an additional CDN$24,300,000 of gross proceeds to the Company.

Eldorado announced on February 7, 2006 that it had closed its financing of 30,000,000 common shares and the Underwriters’ over-allotment option of 4,500,000 common shares for a total of 34,500,000 common shares at CDN$5.40 per common share for gross proceeds of CDN$186,300,000.

Item 5.

Full Description of Material Change

Filing of Final Prospectus and Exercise of Underwriters’ Over-Allotment Option

The Company announced on January 31, 2006 that it has received a receipt for its final short form prospectus relating to the sale of 30,000,000 common shares at a price of CDN$5.40 per common share for gross proceeds of CDN$162,000,000, pursuant to an agreement with a syndicate of underwriters led by Orion Securities Inc. and including National Bank Financial Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Sprott Securities Inc., Salman Partners Inc., and Raymond James Ltd. (the “Underwriters”). The Underwriters have exercised the Underwriters over-allotment of 4,500,000 Common Shares for an additional CDN$24,300,000, of gross proceeds to the Company. The closing date of the offering is expected to occur on or about February 7, 2006.

The net proceeds of the offering will be used for acquisitions of late stage development gold properties in China, continued development and exploration of the Company’s properties in Turkey and Brazil, other property acquisitions and for general corporate purposes.

Closing of Prospectus Offering

The Company announced on February 7, 2006 that it has closed its previously announced financing of 30,000,000 common shares and the Underwriters over-allotment of 4,500,000 common shares for a total of 34,500,000 common shares at CDN$5.40 per common share for gross proceeds of CDN$186,300,000.  The syndicate of underwriters was led by Orion Securities Inc. and including National Bank Financial Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Sprott Securities Inc., Salman Partners Inc., and Raymond James Ltd.  At the closing, CDN$178,848,000 of the gross proceeds of the offering were released to the Company.   The Underwriters received a cash commission of CDN$7,452,000.

The net proceeds of the offering will be used for acquisitions of late stage development gold properties in China, continued development and exploration of the Company’s properties in Turkey and Brazil, other property acquisitions and for general corporate purposes.

THIS MATERIAL CHANGE REPORT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward looking information within the meaning of the Securities Act (Ontario), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering and other risk factors associated with the Company’s business contained in the Company’s Annual Information Form and Form 40-F filed with securities regulatory authorities and dated March 30, 2005 and in the Company’s Short Form Prospectus filed with securities regulatory authorities and dated January 31, 2006.  The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with securities regulatory authorities.

Item 6.

Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Dawn Moss,

Corporate Secretary

604 601 6655

Item 9.

Date of Report

February 8, 2006.

ELDORADO GOLD CORPORATION
By:	"Dawn Moss"
Name: Dawn Moss Title: Corporate Secretary